May 26, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Select Energy Services, Inc.
Registration Statement on Form S-1
Filed April 28, 2017
File No. 333-217557

Ladies and Gentlemen:

Set forth below are the responses of Select Energy Services, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 19, 2017, with respect to Registration Statement on Form S-1, File No. 333-217557, filed with the Commission on April 28, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (“Filing No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Filing No. 2 unless otherwise specified.

Shares Eligible for Future Sale, page 116

1.             With regard to the 42,540,511 shares subject to the lock-up agreements, please file as exhibits the two agreements cited in the bullet points at the bottom of page 116.

RESPONSE: We acknowledge the Staff’s comment and have filed the form of lock-up agreements as exhibits 10.11 and 10.12.

2.                                      You indicate that “In connection with the 144A Offering, all of [y]our directors and officers, Legacy Owner Holdco and the Contributing Legacy Owners agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of effectiveness of this registration statement.” You also state that, “In connection with our IPO, we, all of our directors and officers and certain of our shareholders agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from April 20, 2017. You also indicate that 42,540,511 shares underlie both

Securities and Exchange Commission

May 26, 2017

lock-up agreements. It is unclear if these lock-up agreements cover the same shares. Please revise your filing to resolve the ambiguity concerning the lock-up period to which your officers and directors are subject; that is, it is not clear whether their shares are subject to a lock-up agreement of 180 days from April 20, 2017, or 180 days from the effectiveness of this registration statement. Please advise or revise.

RESPONSE: We acknowledge the Staff’s comments and advise the Staff that the shares owned by our officers and directors and certain of our shareholders are subject to both lock-up periods (180 days from April 20, 2017 and 180 days from the effectiveness of the Registration Statement). In connection with the 144A Offering, our directors and officers agreed to a lock-up period of 180 days from the date of effectiveness of the Registration Statement, which may be waived by FBR Capital Markets & Co. In connection with our initial public offering (the “IPO”), the directors and officers agreed to a lock-up period of 180 days from April 20, 2017 (the date of effectiveness of the registration statement for the IPO), which may be waived by the representatives of the underwriters in the IPO. We have revised our disclosure on pages 119 through 121 of the Registration Statement to clarify that our directors and officers and certain of our shareholders are subject to both lock-up periods.

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Securities and Exchange Commission

May 26, 2017

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ John D. Schmitz
Name:	John D. Schmitz
Title:	Chief Executive Officer

Enclosures

cc:          David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.